ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 13, 2025

VIA EDGAR CORRESPONDENCE

Ms. Kim McManus

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)
File Nos. 333-288636

Dear Ms. McManus:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided by telephone on August 4, 2025 regarding the Registrant’s registration statement on Form N-14 (the “Registration Statement”) filed on July 11, 2025 with respect to the proposed reorganization of First Sentier American Listed Infrastructure Fund and First Sentier Global Listed Infrastructure Fund (each an “Acquired Fund” and, collectively, the “Acquired Funds”) , each a series of Advisors Series Trust, with and into corresponding series of the Registrant of the same name (each an “Acquiring Fund” and, collectively, the “Acquiring Funds”).

For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Accounting Comments

1.

Comment: The Staff notes that the audited financials provided in the section titled “Additional information” on page 4 are as of a date more than 245 days from the effective date of the Registration Statement. Please revise to add the unaudited semi-annual financials and include a hyperlink thereto. Please also add a reference to the Acquired Funds’ semi-annual financial statements to the cover page of the Statement of Additional Information (“SAI”) and to page 42 thereof in the section entitled “Financial Statements.”

Response: The requested changes have been made.

2.

Comment: The Staff requested that the Registrant confirm in correspondence that the fees presented for the Acquired Funds in the section titled “How do the fees and expenses compare?” represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the information for the Acquired Funds in the section titled “How do the fees and expenses compare?” is based on the Funds’ most recent fiscal year ended October 31, 2024 and is accurate as of that date. The Registrant respectfully notes that Item 3 of Form N-14 requires that the fee tables be presented using the format prescribed in Item 3 of Form N-1A. Instruction 3(d)(i) to Item 3 of Form N-1A requires the percentages in the fee table to be based on amounts incurred during a fund’s most recent fiscal year.

3.

Comment: With respect to the expense table included on page 9 for First Sentier American Listed Infrastructure Fund, please explain supplementally the reason for the high level of Other Expenses. Please provide a footnote in the Registration Statement describing the components of such Other Expenses.

Response: The Registrant notes that the level of Other Expenses is driven by the relatively small size of the Fund and the impact of fixed expenses. The Registrant has added the following footnote to the Fees & Expenses table: “Other Expenses may include, among others, expenses related to fund accounting and administration, transfer agency, custody, audit and tax services, insurance, legal, and Blue Sky expenses.”

4.

Comment: In the section entitled “Tax Considerations” on pgs. 26-27, please disclose the dollar amount as of a recent date of any capital loss carryforwards that do not expire and that are available to carry forward to each Acquiring Fund.

Response: The Registrant has revised the Registration Statement to reflect that no such carryforwards will be available.

5.	Comment: Please revise the Financial Highlights section to include the financial highlights for the most recent semi-annual period.

Response: The Registrant has added the requested semi-annual financial highlights.

6.

Comment: Please revise the title of the “Pro Forma Financial Information” section (and the corresponding reference in the table of contents of the SAI) to “Supplemental Financial Information,” and please revise that section to include the supplemental information required in accordance with Item 14 of Form N-14 and Regulation S-X Rule 6-11(d).

Response: The Registrant has made the requested revisions.

General

7.

Comment: Please revise the Registration Statement, as applicable, to reflect the Registrant’s responses to comments provided by the Staff with respect to the Registrant’s registration statement on Form N-1A for the Acquiring Funds, provided by telephone on July 24, 2025.

Response: The Registrant will revise the Registration Statement accordingly.

8.	Comment: Under the heading “What is happening” on page 2, please expand to explain how the consolidation of back-office services resulted in the recommendation of the Reorganization to the AST Board.

Response: The Registrant has replaced the second paragraph under the question “What is happening?” with the following language, as more responsive to the question posed:

First Sentier Investors (US) LLC (the “Adviser” or “FSI”) serves as the Acquired Funds’ investment adviser. First Sentier Investors (Australia) IM Ltd (the “Sub-Adviser” or “FSI (Australia)”) serves as the Acquired Funds’ investment sub-adviser. FSI is expected to serve as the Acquiring Funds’ investment adviser following the Reorganizations and FSI (Australia) is expected to serve as the Acquiring Funds’ investment sub-adviser following the Reorganizations.

The Registrant has also revised the response under “Why are the Reorganizations being proposed?” to address the SEC’s comment. The revised disclosure states:

~~The Adviser serves as the Acquired Funds’ investment adviser. First Sentier Investors (Australia) IM Ltd (the “Sub-Adviser” or “FSI (Australia)”) serves as the Acquired Funds’ investment sub-adviser. FSI is expected to serve as the Acquiring Funds’ investment adviser following the Reorganizations and FSI (Australia) is expected to serve as the Acquiring Funds’ investment sub-adviser following the Reorganizations.~~

The Adviser is recommending the Reorganizations because it believes that they would be in the best interests of each Acquired Fund and its shareholders. The Adviser believes that the services and fee arrangements offered to the Acquired Funds through the Reorganizations would be in the best interests of shareholders as the overall fees and expenses are anticipated to be no greater than those of the Acquired Funds.

Additionally, FSI, the investment adviser to both the Acquired Funds and the Acquiring Funds, is consolidating back-office services (including fund accounting, custody, transfer agency and depositary/trustee), across its pooled fund ranges worldwide, to the Northern Trust Company (“Northern Trust”). The Adviser ~~further~~ believes that the benefits of the Adviser’s deeper strategic relationship with Northern Trust may ultimately benefit shareholders in a number of areas. Such benefits may include better pricing arrangements with service providers, and potentially greater access to the resources of Northern Trust, including to navigate future industry and regulatory challenges. Additionally, the strategic relationship with Northern Trust across multiple back and middle office services allows the Adviser to take advantage of a globally consistent operational support model providing opportunities to increase efficiency and scalability, while reducing risk at the same time.

9.

Comment: In the Summary of the Proposed Reorganizations, under the section “Will there by any costs associated with portfolio repositioning?”, please confirm that the costs referenced are expected to be immaterial or revise to clarify and estimate such costs, if possible.

Response: The Registrant confirms that the costs to be borne by the Acquired Funds associated with selling portfolio securities held in the Acquired Fund and repurchasing them in the Acquiring Fund (including transaction costs and transfer taxes), which may be necessary to effect the transfer of specific portfolio securities to the Acquiring Funds in certain non-U.S. markets, are expected to be immaterial.

10.

Comment: In the Summary of the Proposed Reorganizations, under the section “Will there by any costs associated with portfolio repositioning?”, please revise the second to last sentence to refer to the transfer of specific portfolio securities to the Acquiring Funds.

Response: The noted change has been made.

11.	Comment: In the “Rights of Shareholders” table beginning on page 20, please consider placing the key differences in bold text.

Response: The Registrant has bolded the subjects in the left column to highlight the specific rights of shareholders addressed in each row.

12.

Comment: In the row labeled “Approval of a Consolidation or Merger” in the Rights of Shareholders table, please confirm whether the Reorganization will result in a material change to shareholder rights with respect to such consolidations or mergers and, if it does, please revise to highlight this different in the Q&A section.

Response: The Registrant, in consultation with the Acquired Funds, does not believe that the Reorganization will result in a material change to shareholder rights with respect to consolidation or merger.

13.

Comment: In the row labeled “Approval of a Consolidation or Merger” in the Rights of Shareholders table, please revise to state that this provision does not apply to claims arising under the federal securities laws.

Response: The Registrant notes that the language included in the N-14 is copy and pasted from the Registrant’s Declaration of Trust and so respectfully declines to revise such language in the N-14.

14.

Comment: Please revise the “Summary of the Proposed Reorganizations” section to discuss the differences in shareholder rights between the Acquired and Acquiring Funds and the corresponding risks with respect to derivative and direct claims, forum selection and any other change to shareholder rights.

Response: The Registrant respectfully notes that any differences in shareholder rights, including those noted above, are explicitly identified in a comparison chart over five pages, in the same section that highlights differences in strategies, risks and fundamental policies, among other items. The Registrant does not believe that additional disclosure in another section regarding these differences is required by the Form and respectfully declines to add a new section to the Summary.

15.	Comment: In the section titled “What is the AST Board’s recommendation?” please revise to disclose whether the recommendation is unanimous.

Response: The Registrant has revised the noted section to state that the Board, including the Independent Trustees, “unanimously approved” the Reorganization Agreement.

16.	Comment: In the “What factors did the AST Board consider?” section, please consider noting whether the Board considered changes to shareholder rights in its approval of the Reorganization Agreement.

Response: The Registrant confirms that the noted section is representative of the material factors which the AST Board considered in approving the Reorganization Agreement and respectfully declines to make changes.

17.

Comment: Section 8.7 of the Form of Agreement and Plan of Reorganization states, in part, that “At any time prior to the Closing, any of the foregoing conditions of this Section 8 (except for Section 8.1 and Section 8.7) may be jointly waived.” Please consider whether the reference to 8.7 should be revised the 8.6 (the tax opinion).

Response: The Registrant has made the noted revision.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica Reece

Jessica Reece, Esq.

cc:	Heather Flokos, Esq.
Barbara Nelligan